

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Michael Forbes
Chief Executive Officer
Adastra Holdings Ltd.
5451 - 275 Street
Langley, British Columbia V4W 3X8
Canada

      Re: Adastra Holdings Ltd.
          Registration Statement on Form 20-F
          Filed November 8, 2021
          File No. 000-56365

Dear Mr. Forbes:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 20-F filed November 8, 2021

Risk Factors
The mushroom and mushroom-derived products could be subject to negative customer perception, page 8

1.   We note your disclosure here that "[you] are dependent upon consumer perception of mushrooms and mushroom-derived products." Please expand your discussion in Information on the Company section to disclose the nature of your operations activities involving mushrooms and mushroom-derived products as well as describing the material effects of government regulations on this aspect of your business.

We rely on physicians and other healthcare professionals, page 9

2.   We note your disclosure here that you "rely on the availability of physicians and other healthcare professionals to provide services at [y]our facilities." Please expand the description of your business in the Information on the Company section to describe the role of physicians and healthcare professionals at your facilities and your reliance on their services.

Information on the Company
Business Overview, page 15

3.   We note your disclosure in a risk factor on page 6 that "[y]our company relies on intellectual property" and your disclosure regarding your organizational structure on page 28 that explains that one of your subsidiaries, 1204581, is the owner of intellectual property rights for the Phyto Extractions brand. We also note, however, your disclosure on page 35 that "[you] do not currently have patent and intellectual property licenses." Please revise your disclosure in the Business Overview section to discuss any patents or intellectual property licenses on which you depend or any patents or licenses for which you anticipate filing applications. Please also revise your disclosure as necessary to clarify whether you own any intellectual property rights. Refer to Item 4.B.6. of Form 20-F.

Extraction, page 22

4.   Please specify which of your planned products are those which you note "are subject to legalization and/or obtaining necessary additional licenses."

5.   We note your disclosure that you "depend on the brand licensing agreement to Cannmart Labs Inc." to bring your products to market. Please expand your disclosure to describe the material terms of the license agreement including, as applicable:

   •   the nature and scope of any intellectual property transferred;
   •   each parties' rights and obligations;
   •   quantification of all up-front or execution payments received or paid to date;
   •   aggregate amounts paid or received to date under the agreement;
   •   aggregate amounts of all potential development, regulatory and commercial milestone payments;
   •   quantification of the royalty rate, or a range no greater than 10 percentage points per tier;
   •   disclosure of the duration of the agreement and when royalty provisions expire; and
   •   disclosure of termination provisions.

6.   We note your disclosure on page 23 that cannabis and hemp biomass are widely available in the Canadian market. Please expand your disclosure to address whether prices of your principal raw materials are volatile.

7.   We note your disclosure on page 23 that you have a supply agreement for over 4,400 lbs of biomass per month with a local supplier. Please expand your disclosure to discuss the material terms of this agreement and clarify whether this is the same supply agreement that you entered into with Pure Sunfarms Corp in June 2021.

Principal Markets, page 27

8.   Please expand your disclosure to describe the principal marketing channels you use or intend to use, including an explanation of any special sales methods. For example, we note that you "anticipate designing special marketing campaigns for health care professionals," that you have in the past engaged in "significant marketing campaigns to create investor and customer awareness," and that you have entered into a marketing services agreement with Hybrid Financial Ltd. Refer to Item 4.B.5. of Form 20-F.

C. Property Plant and Equipment, page 28

9.   Please expand your disclosure here or elsewhere in your discussion of your facility and equipment to also describe any environmental issues that may affect your utilization of these assets. Refer to Item 4.D. of Form 20-F.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources, page 34

10.   Please expand your discussion here to include a statement whether, in your opinion, the working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B.1(a) of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions
B. Related Party Transactions, page 43

11.   We note the press release dated October 12, 2021 announcing that on October 8, 2021 you entered into a supply and purchase agreement with Sitka Weed Works. We also note that your chief executive officer and director, Michael Forbes, is a director and controlling shareholder of Sitka Weed Works. Please provide your materiality analysis for why you have not disclosed this transaction and the material terms of the agreement in your registration statement. Refer to Item 7.B. of Form 20-F.

12.   Please file as exhibits any contracts or agreements you may have with DBM CPA, MDC Forbes and Pipedreemz Inc. Alternatively, advise us why such agreements are not material and required to be filed. See Instructions to Exhibits Section 4. of Form 20-F.

Notes to the Condensed Interim Consolidated Financial Statements June 30, 2021 and 2020
Note 13 - Subsequent Events , page 84

13.   With respect to your acquisition of 1225140 B.C. Ltd and 1204581 B.C. Ltd in the third quarter of FY 2021, please advise us in detail of your consideration of Rule 3-05 of

Regulation S-X.

Consolidated Financial Statements For the Years Ended December 31, 2020 and December 31, 2019
Report of Independent Registered Public Accounting Firm , page 86

14. You indicated in your significant accounting policies on page 97 that the financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standard Board ("IASB"). However your auditor's report stated that the consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America. Please have your auditor to revise accordingly.

Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020 and December 31, 2019
2. Significant accounting policies
Revenue , page 98

15. With respect to your revenue from toll processing and white label manufacturing that is recognized over time, please describe your method of measuring progress towards complete satisfaction of the obligation. Refer to IFRS 15.39-43.

16. Please disclose your disaggregation of revenue in accordance with IFRS 15.B89.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong at (202) 551-3684 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Jeffrey Gabor at (202) 551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cam McTavish